Agreement of Compensation for Removal

拆迁补偿合同

Party A: Qitaihe City Land Storage Center

甲 方:七台河市土地储备中心

Representative: Wenlu Su

委托代理人:苏文路

Party B: Harbin Hainan Kangda Cactus Hygienical Foods Co., Ltd.

乙 方：哈尔滨海南康大仙人掌保健食品有限公司

Corporate representative: Jinjiang Wang

法定代表人：汪金江

Address: 99 Taibei Road, Limin Economic and Technological Development Zone, Harbin, China

联系地址：哈尔滨市利民经济技术开发区台北路 99 号

经黑龙江省人民政府批准，因改造七台河市新兴区及立交桥建设工程建设需要，根据《中华人民共和国土地管理法》、《中华人民共和国土地管理法实施条例》、《黑龙江省

金额，具体如下：

(一)住宅。根据双方签字确认的《七台河市新兴区改造及立交桥建设工程（征地）拆迁区域内住宅情况及补偿认定表》（附件）

（二）

1、合法建筑面积____平方米，补偿金额小计____元。

2、违法、违章部分，其中：

（1）手续不完整部分建筑面积____平方米，补偿金额小计____元；

（2）无手续部分建筑面积 ____平方米，补偿金额小计____元。

3、经有权机关批准的住宅用地，尚未基建的，土地面积 ____亩（ 平方米），补偿金额小计 元。

以上 1、2、3 三项合计补偿金额 ____元。

(二)店面。根据双方签字确认的《七台河市新兴区改造及立交桥建设工程（征地）拆迁区域内店面情况及补偿认定表》（附件二）

1、合法建筑面积____平方米，补偿金额小计____元；

2、违章建筑面积____平方米，补偿金额小计____元；

以上 1、2 两项合计补偿金额____元。

(三)工业用房。根据双方签字确认的《七台河市新兴区改造及立交桥建设工程(征地)拆迁区域内工业用房情况及补偿认定表》（附件一）：

1、经批准合法使用的土地面积 49000（ 平方米），扣除未缴纳土地规费____元后，补偿金额小计 12250000 元。

2、未经批准的土地面积____亩（ 平方米），补偿金额小计____元。

3、合法建筑面积 4309.66 平方米，补偿金额小计 20686344 元。

4、使用未经批准土地违法基建房屋的建筑面积________平方米，补偿金额小计________元。

5、土地已批但未经规划建设部门批准违章基建房屋的建筑面积 608 平方米，补偿金额小计 2918400 元。

6、超层高部分的建筑面积______平方米，补偿金额小计________元。

以上 1—6 项合计工业用房的搬迁补偿金额 35854744 元。

第二种：协议双方以（房地产价格评估机构）对房屋市场价格和安置房市场价格同时进行评估所出具的 号《房地产估价报告》为依据，协商确定房屋的补偿金额，房屋的补偿金额(含

房屋的装潢补偿、土地使用权补偿）具体如下：

（一）住宅补偿金额________元（其中合法建筑面积__________平方米）；

（二）店面补偿金额 _________元（其中合法建筑面积__________平方米）；

（三）工业用房补偿金额________元 （其中合法建筑面积 _________平方米）

特别说明：

1、以上补偿金额已含装潢补偿金额。

2、【住宅】【店面】的补偿金额已含土地使用补偿金。

第四条 房屋附属物项目的补偿金额

房屋附属物项目实行货币补偿，不作产权调换，依据双方签字确认的《房屋附属物登记表》，乙方房屋附属物的补偿金额小计 178804 元（详见附件一）。

第五条 被征收土地的补偿金额按以下标准确定

1、未经批准建设用地__________亩 （不分征收土地的原地类），按4.63万元/亩给予补偿（包括土地补偿费、安置补助费、地上附着物补偿费），小计 _________元。

2、征收非建设用地___________亩（不分征收土地的地类），按 4.63 万元/亩补偿（包括土地补偿费、安置补助费、地上附着物和青苗补偿费），小计 元。

3、果树补偿金额 ________元，其中：

树种 ，__株，补偿单价____元/株，小计_____元

树种 ，__株，补偿单价____元/株，小计_____ 元

树种 ，__株，补偿单价____元/株，小计______元

树种 ，__株，补偿单价____元/株，小计 _____元

树种 ，__株，补偿单价____元/株，小计 _____元

以上 1、2、3 三项合计征收土地的补偿金额___________元。

第六条 搬迁非住宅房屋停产、停业补偿费

1、店面的停产、停业补偿费：根据认定的店面面积______平方米，按 30 元/平方米.月计算，甲方一次性给予乙方 6 个月的补偿费，小计 ________元。

2、工业用房的停产、停业补偿费：根据认定的工业用房面积 3518.10 平方米，按 12 元/平方米.月计算，甲方一次性给予乙方 6 个月的补偿费，小计 253303 元。

3、搬迁非住宅房屋为出租房的，按搬迁时房产租赁纳税凭证的租金标准_______元/月，甲方一次性给予乙方 3 个月租金补偿，小计______元，租赁关系由乙方与承租人自行协商解

决。

上述乙方非住宅房屋的停产、停业经济补偿金额，共计 253303 元。

第七条 房屋搬迁补助费

(一)乙方选择货币补偿的部分

甲方根据《补偿方案》的标准，按经认定的补偿安置面积，一次性支付乙方搬迁补助费，具体面积及补偿金额如下：

1、住宅面积______平方米，按4元/平方米.次乘以一次计算，小计__________元；

2、店面面积______平方米，按6元/平方米.次乘以一次计算，小计__________元；

3、工业用房面积 3518.10 平方米，按5元/平方米.次乘以一次计算，小计 17590 元；

(二)乙方选择产权调换的部分

甲方根据《补偿方案》的标准，按经认定的补偿安置面积，一次性支付乙方搬迁补助费，具体面积及补偿金额如下：

1、住宅面积______平方米，按4元/平方米.次乘以两次计算，小计__________元；

2、店面面积______平方米，按6元/平方米.次乘以两次计算，小计__________元；

3、工业用房面积______平方米，按5元/平方米.次乘以一次计算，小计__________元；

以上(一)、(二)两项搬迁补助费金额共计 17590 元。

第八条 甲方优惠奖励措施

根据乙方对甲方房屋搬迁工作的配合情况，依据《补偿方案》优惠、奖励办法的规定，按经认定的补偿安置面积，甲方给予乙方如下优惠奖励措施：

(一)乙方同意按《补偿方案》附表所列价格补偿、按期搬迁腾空并签订协议的，对选择产权调换的部分：

1、甲乙双方确认的私人住宅的补差价减免率为 %，减免基数按《补偿方案》相关规定计算，应补差价待选房后，在签订搬迁安置协议书时另行计算。

2、甲乙双方确认的店面补差价减免率为 %，减免基数按 《补偿方案》相关规定计算，应补差价待选房后，在签订搬迁安置协议书时另行计算。

3、工业用房面积 平方米，按 元/平方米奖励，小计 元。

(二)乙方同意按《补偿方案》附表所列价格补偿、按期搬迁腾空并签订协议的，对选择货币补偿的部分：

1、私人住宅面积 平方米，按 元/平方米奖励，小计 元。

2、店面按补偿金额 元的 %奖励，小计 元。

3、工业用房面积 平方米，按 元/平方米奖励，小计 元。

以上(一)、(二)两项合计奖励的金额为 元。

第九条 拆迁补偿费用的总和及结算方式

(一)乙方选择产权调换部分的拆迁补偿费用总计金额 元整(大写:人民币 仟 佰 拾 万 仟 佰 拾 元整)。

(二)乙方选择货币补偿部分的拆迁补偿费用总计金额 元整（大写:人民币叁仟陆佰叁拾零万肆仟肆佰陆拾壹元整)。

The total amount of compensation for removal fees to be granted to Party B is 36,304,461.00 Yuan.

(三)双方同意按以下第 2 种方式进行结算:

1、乙方全部选择产权调换，在本协议书签订后，此拆迁补偿费用暂不发放给乙方，待乙方选房安置签订拆迁安置协议书时，结算差价，多还少补。

2、乙方全部选择货币补偿，在本协议书签订后，乙方提供相关材料配合办理发放手续，60天内由甲方一次性支付清楚。

Party B chooses to be wholly compensated by currency. Upon the execution of this agreement Party B should provide related materials and to finish related registration procedures. Party A should make a one-time payment within 60 days.

3、乙方选择货币补偿、产权

金额，扣除乙方选择产权调换部分所应补差价款后的剩余部分进行结算，多还少补。属甲方应支付给乙方的部分，在本协议书签订，乙方提供相关材料配合办理发放手续后的一周内一次性付清;属乙方应支付给甲方的部分，待乙方选房安置签订拆迁安置协议书时一次性付清。

第十条 已搬迁的住宅乙方选择产权调换的临时安置补助费相关约定经充分协商，双方自愿选择以下第 种方式发放临时安置补助费，并承担相关责任。

(一)自行过渡的。

1、发放标准:经认定的住宅补偿安置面积 平方米，按5元/平方米.月计价，小计 元/月。

2、发放时间:自房屋搬迁腾空并经甲方验收合格之月起(即二00 年 月 日)开始计算，按季度发放，至甲方书面通知乙方入户安置时为止。如乙方在甲方发出书面选房通知15日内，按甲方要求办理入户安置手续的，按标准再发给乙方三个月的临时安置补助费;乙方未按要求办理入户安置手续的，从甲方发出选房通知第二个月起，甲方不再支付乙方时安置补助费。

3、违约责任。因甲方的责任，造成过渡期限超出36个月的，从逾期之月起，甲方应每月双倍向乙方支付临时安置补助费。因乙方的责任，未按要求办理入户安置手续的，从发出

选房通知第二个月起，甲方不再付给乙方安置补助费。

（二）乙方使用甲方提供临时过渡周转用房的。

1、乙方应与甲方就周转用房的管理使用另行签订协议。乙方使用的周转房的租金，应在临时安置补助费中扣除。

2、违约责任。因甲方的责任，造成过渡期限超出 36 个月的，从逾期之月起，乙方使用周转房不需支付租金，甲方应按标准向乙方支付临时安置补助费。因乙方的责任，未按要求办理入户安置手续的，从逾期之月起，乙方应按月向甲方支付周转用房的市场租金。

第十一条 房屋搬迁腾空时间

乙方于　年　月　日将房屋腾空、经甲方验收合格，并交由甲方拆除。

第十二条 房屋搬迁腾空的约定

1、乙方将房屋搬迁腾空、经甲方验收合格，并交付甲方拆除后，才得私自回迁，以及私自拆除房屋附属物、门窗和水电设备等；否则，甲方有权取消乙方所享受的奖励、福利事项；甲方如有损失的，可直接从拆迁补偿费用中扣除。

2、已搬迁房屋的水费、电费、物业管理费、电信、广电等相关费用，均由乙方负责缴纳清楚，与甲方无关。

第十三条 乙方就已搬迁房屋向甲方提供的相关产权书证材料及其他相关证明材料，由甲方另行出具"收件收据"。

第十四条 乙方就已搬迁房屋相关证明资料真实性的承诺保证

乙方在此承诺保证：就已搬迁房屋而向甲方所提供的所有产权书证材料及其他相关证明材料，均属客观、真实，否则，乙方愿承担一切法律责任。如已搬迁房屋因转让、继承、分割（析产）、抵押等原因产生纠纷的，乙方自愿承担由此产生的一切法律责任。

第十五条 违约责任

（一）因甲方的原因未按期全额向乙方支付货币补偿款的，甲方应当承担逾期支付的民事责任，按应支付总金额每日万分之一支付违约金。

（二）乙方未按期向甲方缴纳安置用房差价的，甲方有权暂缓向乙方交付安置用房，并停止向自行安排住处过渡的乙方支付临时安置补助费。

第十六条 争议处理

协议双方因履行本协议书发生争议的，应协商解决；如协商不成的，任何一方均有权向有管辖权的人民法院起诉。

辖权的人民法院起诉。

第十七条 本协议书中所有选择条款，协议当事人均应作出明确选择。本协议书自甲、乙双方或授权代表签字盖章之日起生效，双方应共同遵守，如有一方违约造成对方损失者，必须负赔偿责任。

第十八条 本协议书壹式肆份，甲方执叁份，乙方执壹份。备份具有同等法律效力。

第十九条 本协议书未尽事宜，按《补偿方案》相关规定执行。《补偿方案》未作出规定的，由甲、乙双方另行协商后签订补充协议，补充协议与本协议具有同等法律效力。

第二十条 本协议附件与本协议具有同等法律效力。本协议及其附件内容，空格部分填写的文字与印刷文字具有同等效力。

第二十一条 本协议的有关数据，以附件为依据。

Qitaihe Municipal Land Reserve Center

Harbin Hainan Kangda Cactus Hygienical Foods Co., Ltd.

甲方(签章)：

委托代理人：

Wenlu Su

2009 年 11 月 2 日

Signed date

Signature & Seals

乙方(签章)：

委托代理人：

Jingjiang Wang

2009 年 11 月 2 日

Signed date

附件一：《房屋及附属物登记表》；

附件二：《七台河市新兴区改造及立交桥建设工程(征地)拆迁区域内住宅情况及补偿认定表《七台河市新兴区改造及立交桥建设工程（征地)拆迁区域内店面情况及补偿认定表》、《七台河市新兴区改造及立交桥建设工程（征地)拆迁区域内工业用房情况及补偿认定表》。

七台河市新兴区改造及立交桥建设工程
（征地）拆迁区域内工业用房情况及补偿认定表

资产占有单位名称：哈尔滨海南康人仙人掌保健食品有限公司　　日期：2009年12月19日　　单位：人民币元

序号	建筑物及附属物名称	结构	建成年月	建筑面积 M2	用途	搬迁补偿	房屋附属物补偿	停产停业补偿	搬迁补助费	合计
1	厂房	砖混	2005	2230.03	工业用房	10,704,139.20		160,562	11,150	10,875,851
2	办公楼	砖混	2005	1383.56	工业用房	6,641,088.00				6,641,088
3	原料库	砖混	2005	696.07	工业用房	3,341,116.80		50,117	3,480	3,394,714
4	锅炉房	砖混	2005	244	工业用房	1,171,200.00		17,568	1,220	1,189,988
5	成品库	砖木	2005	348	工业用房	1,670,400.00		25,056	1,740	1,697,196
6	门卫房	砖混	2005	16	工业用房	76,800.00				76,800
7	空气净化系统及洁净区工程		2005	2989.8	工业		89,694.00			89,694
8	厂区道路、绿化工程		2005	2971	工业		89,130.00			89,130
9	土地使用权			49000	工业	12,250,000.00				12,250,000
	合计			59878.46		35,854,744.00	178,824.00	253,303.00	17,590.00	36,304,461.00

房屋及附属物登记表

资产占有单位名称：哈尔滨海南康大仙人学保健食品有限公司　　日期：2009年12月19日　　单位：人民币元

序号	建筑物及附属物名称	结构	建成年月	建筑面积 M2
1	厂房	砖混	2005	2230.03
2	办公楼	砖混	2005	1383.56
3	原料库	砖混	2005	696.07
4	锅炉房	砖混	2005	244
5	成品库	砖木	2005	348
6	门卫房	砖混	2005	16
7	空气净化系统及洁净区工程		2005	2989.8
8	厂区道路、绿化工程		2005	2971
	合计			10878.46